Exhibit 11

THE WASHINGTON POST COMPANY

CALCULATION OF EARNINGS

PER SHARE OF COMMON STOCK

(In thousands of shares)

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	October 2, 2005	September 26, 2004	October 2, 2005	September 26, 2004
Number of shares of Class A and Class B common stock outstanding at beginning of period	9,594	9,563	9,576	9,542
Issuance of shares of Class B common stock (weighted), net of forfeiture of restricted stock awards	2	5	16	18

Shares used in the computation of basic earnings per common share	9,596	9,568	9,592	9,560
Adjustment to reflect dilution from common stock equivalents	22	30	24	31

Shares used in the computation of diluted earnings per common share	9,618	9,598	9,616	9,591

Net income available for common shares	$66,313	$82,227	$210,923	$225,810

Basic earnings per common share	$6.91	$8.59	$21.99	$23.62

Diluted earnings per common share	$6.89	$8.57	$21.93	$23.54